Report From The President                              Exhibit 19


Dear WTD Shareholders:

     In our third quarter we continued to make progress in reducing debt and improving our balance sheet, although our operating results reflected a more typical third quarter lumber market.

     Earnings were $3,997,000 or $.30 per share for our third quarter ended January 31, 1995. Net earnings, which compared to $3,974,000 or $.31 per share for the same period last year, were bolstered by gains from non-operating sources, primarily an election under the Internal Revenue Service Regulations which speeds utilization of net operating loss carryforwards. Operations contributed a modest loss to the results, reflecting more typical seasonal conditions after last fiscal year's unusually good third quarter.

     Third quarter sales were $61.6 million, down 28 percent from the $85.7 million in the comparable period last year. This decrease reflects more typical seasonal slowdowns of lumber sales and prices.

     During the quarter, the Company reduced certain valuation and holding cost reserves associated with its remaining non-core assets, resulting in reorganization credits of $493,000. Miscellaneous income in the quarter ended January 31, 1995 includes $333,000 of gain on the retirement of a portion of the Company's Senior Notes and $217,000 of interest income on surplus cash.

     Our nine month earnings were $6,701,000 or $.45 per share compared to $4,849,000 or $.32 per share for the same period last year. Sales were $217.2 million for nine months, compared to $205.4 million in the prior year.

     Typical winter operating difficulties and severe weather in California adversely affected lumber prices and shipments during our third quarter.

     The good news is that we received strong chip price increases and completed two major dry kiln projects in January, both of which should have a positive future impact.

     We made elections under the Internal Revenue Code which allow the Company to utilize net operating loss carryforwards without annual limitation. This election should result in refunds of prior year and current year taxes totalling $1.9 million. Further, the election allows the Company to reduce the valuation reserve associated with its net operating loss carryforwards.

     Long-term debt was reduced by $4.3 million to $51.9 million in the third quarter and stockholders' equity improved to $23.7 million. The long-term debt to total capitalization ratio improved to 68.6 percent from 73.5 percent at the end of the second quarter.

     I am pleased to announce the creation of the position of Vice President - Sales and Marketing and the election to that office of John Stembridge. Mr. Stembridge has been General Manager of TreeSource, Inc., our lumber sales subsidiary, for three years and will continue to manage all lumber sales. John's promotion to Vice President is in recognition of his contribution to our successful operations.

     Looking ahead, as we move into our fourth quarter, we are well positioned to take advantage of any lumber market strength this spring.




                         Bruce L. Engel
                         President